Exhibit 99.2

April 26, 2013

Ontario Securities Commission
2 Queen St. West, Suite 1903
Toronto, Ontario
M5H 3S8

Dear Sirs/Mesdames:

Re:               Grandview Gold Inc. Change of Auditor Notice dated April 26, 2013

We have read the statements made by Grandview Gold Inc. in the attached copy of change of auditor notice dated April 26, 2013, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated April 26, 2013.

Yours very truly,

Chartered Accountants, Licensed Public Accountants

cc: Grandview Gold Inc.